DEED OF AMENDMENT

THIS DEED OF AMENDMENT NO. 5 TO THE TRANSACTION AGREEMENT (this "Amendment") dated this 12th day of December 2003 has been entered into between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").

WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003, as amended by the Deed of Amendment No.2 to the Transaction Agreement between AngloGold and Ashanti, dated 23 September 2003, as amended by the Deed of Amendment No.3 to the Transaction Agreement between AngloGold and Ashanti, dated 29 October 2003, and as amended further by the Deed of Amendment No.4 to the Transaction Agreement between AngloGold and Ashanti, dated 13 November 2003 (the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and

WHEREAS, AngloGold and Ashanti propose to amend the Transaction Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.

NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:

1.   For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.

2.   The first sentence of Section 7.08(a) of the Transaction Agreement is hereby amended in its entirety to read as follows:

> As promptly as practicable after the date of the Initial Hearing (but subject to the directions, if any, of the High Court and upon satisfaction or, if permissible, waiver of the conditions set forth in paragraph 2.16 of Annex A), the Company shall take all action necessary in accordance with the Companies Code and the Regulations of the Company to convene the Scheme Meeting.

3.   The first sentence of Section 7.09(a) of the Transaction Agreement is hereby amended in its entirety to read as follows:

> As promptly as practicable after the date of the Initial Hearing (but upon to the satisfaction or, if permissible, waiver of the conditions set forth in paragraph 2.16 of Annex A), the Company shall also take all action necessary in accordance with the Companies Code and the Regulations of the Company to convene the Extraordinary General Meeting on the same day as, and immediately after, the Scheme Meeting.

4.   Section 7.25(d) of the Transaction Agreement is hereby amended in its entirety to read as follows:

(d)   AngloGold hereby agrees that, following any director of the Company ceasing to be a director of the Company, neither AngloGold nor any AngloGold Subsidiary will pursue or attempt to pursue any present or future claims, rights or actions of any kind whatsoever (save in relation to fraud) which it may have against such person, whether or not the subject matter giving rise to such claim, right or action is known or in existence at the date hereof.

5.   Section 7.27(a) of the Transaction Agreement is hereby amended in its entirety to read as follows:

(a)   With effect from the Effective Time, AngloGold hereby agrees that three Ghanaian citizens shall be validly appointed to the AngloGold Board as additional directors of AngloGold. AngloGold hereby agrees that one such director shall be Sam Esson Jonah (who shall also be appointed President of AngloGold) and that the other two directors shall be recommended by the Government and acceptable to the AngloGold Board and to Ashanti, in accordance with the relevant applicable company laws.

6.   Section 9.01(a)(ii) of the Transaction Agreement is hereby amended in its entirety to read as follows:

(ii)   by either AngloGold or the Company if the Effective Time shall not have occurred on or before 31 May 2004 or such later date as may be agreed in writing by AngloGold and the Company (such date being referred to as the "End Date"); or

7.   Section 9.01(b) of the Transaction Agreement is hereby deleted in its entirety.

8.   Section 9.03(b) of the Transaction Agreement is hereby deleted in its entirety.

9.   Section 9.03(c) of the Transaction Agreement is hereby amended in its entirety to read as follows:

(b)   The Company agrees to include in any confidentiality agreement entered into after the date hereof in connection with a possible Acquisition Proposal a commitment, which has third party rights in favour of AngloGold, by the third party making the Acquisition Proposal to pay the Termination Fee upon consummation of the transactions contemplated by its Acquisition Proposal in accordance with Section 9.03(a) unless earlier paid from the Escrow Account. If a confidentiality agreement has been entered into prior to the date of this Agreement or if a confidentiality agreement is not executed, the Company shall, prior to and as a condition of entering into a definitive transaction agreement or submitting an application for a scheme of arrangement, in either case with respect to a Superior Proposal as contemplated by Section 9.03(a), obtain a written commitment, which has third party rights in favour of AngloGold, from the third party making such Superior Proposal to pay the Termination Fee to AngloGold immediately upon consummation of the Superior Proposal if not earlier paid from the Escrow Account.

10.   Section 9.03(d) of the Transaction Agreement is hereby amended in its entirety to read as follows:

(c)   On the payment of the amount by the third party to AngloGold, the balance of the Termination Fee (and any interest thereon) in the Escrow Account shall be immediately released to the Company.

11.   The second paragraph of Annex A to the Transaction Agreement is hereby amended in its entirety to read as follows:

The Scheme will become effective upon the delivery of the Scheme Order to the Registrar of Companies for registration and publication in the Gazette. Unless the Scheme becomes effective by not later than 31 May 2004 or such later date as AngloGold and the Company may agree and the High Court may permit, the Scheme will not become effective and the Transaction will not proceed.

12.   Paragraph 2.16 of Annex A to the Transaction Agreement is hereby amended in its entirety to read as follows:

2.16   (i) the receipt of the approval of the Parliament of Ghana to the form of the stability agreement attached as Exhibit 4.01 to the Government Support Deed (the "Stability Agreement") as it relates to Sections 2.01 through 2.06 of the Stability Agreement, (ii) the execution and delivery of the Stability Agreement by the Government to AngloGold and (iii) the receipt of all approvals, consents, derogations, waivers, confirmations and undertakings in the form requested prior to 4 August 2003 by AngloGold and Ashanti from the Government and Governmental Authorities in Ghana in connection with the Transaction (save whereby any such matters are addressed by the Government Support Deed entered into by the Government and AngloGold on the date hereof and the Exhibits thereto).

13.   Paragraph 1 of Exhibit 1 to Annex A of the Transaction Agreement is hereby amended in its entirety to read as follows:

1.   Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities) and third parties required to be obtained in Guinea, Tanzania and Zimbabwe to implement the Transaction (collectively, the "Mining Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold on or before 10 February 2004, it being understood by the parties that, if any Mining Approval is not identified, and an application or request made, on or before such date, the receipt of

such Mining Approval shall be deemed to be waived by AngloGold.

14.   Paragraph 2 of Exhibit 1 to Annex A of the Transaction Agreement is hereby amended in its entirety to read as follows:

2.   Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities and other than Mining Approvals) or third parties required to be obtained to implement the Transaction (collectively, the "General Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold on or before 10 February 2004, it being understood by the parties that, if any General Approval is not identified, and an application or request made, on or before such date, the receipt of such General Approval shall be deemed to be waived by AngloGold for the purpose of these conditions.

15.   Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.

16.   This Amendment shall be governed by and construed in accordance with English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.

17.   This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

**EXECUTED AS A DEED BY
ANGLOGOLD LIMITED acting by
authorized signatory(s) who in
accordance with the laws of the Republic
of South Africa are acting under the
authority of ANGLOGOLD LIMITED**

By:

    Name: R.M. Cropsell

    Title: CEO

By: _____

    Name: J.G. BEST

    Title: EXECUTIVE DIRECTOR FINANCE

**EXECUTED AS A DEED BY
ASHANTI GOLDFIELDS COMPANY
LIMITED acting by authorized signatory
who in accordance with the laws of the
Republic of Ghana is acting under the
authority of ASHANTI GOLDFIELDS
COMPANY LIMITED**

By: _____

    Name:

    Title:

By: _____

    Name:

    Title:

Amendment #5

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: _____
  Name:
  Title:

By: _____
  Name:
  Title:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: _____
  Name: S. Venkatakrishnan
  Title: Director

By: _____
  Name: S. E. Jonah
  Title: CEO